                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended December 31, 2003

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _______________ to ______________

      Commission file number 333-34569

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                             250 STEPHENSON HIGHWAY
                              TROY, MICHIGAN 48083

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          COLLINS & AIKMAN CORPORATION
                             250 STEPHENSON HIGHWAY
                              TROY, MICHIGAN 48083
                                  248-824-2500

                              REQUIRED INFORMATION

The following financial statements for the Collins & Aikman Personal Savings Plan are being filed herewith:

                                               DESCRIPTION                                                  PAGE(S)
Report of Independent Registered Public Accounting Firm..................................................     F-1

Report of Independent Registered Public Accounting Firm..................................................     F-2

Statements of Net Assets Available for Benefits..........................................................     F-3

Statement of Changes in Net Assets Available for Benefits................................................     F-4

Notes to Financial Statements............................................................................     F-5

Schedule H, line 4i - Schedule of Assets (Held at End of Year)...........................................    F-11

The following exhibits are being filed herewith:

EXHIBIT NO.                                      DESCRIPTION
  23-1      Consent of Independent Registered Public Accounting Firm...................................      F-13

  23-2      Consent of Independent Registered Public Accounting Firm...................................      F-14

  99-1      Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter
            63, Title 18 U.S.C. 1350(a) and (b)........................................................      F-15

COLLINS & AIKMAN PERSONAL SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                   SIGNATURES

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

         Collins & Aikman Personal Savings Plan

         By: /s/ Gregory L. Tinnell
             ----------------------
         Gregory L. Tinnell
         Chairman
         Collins & Aikman Benefits Committee

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Collins & Aikman Personal Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Collins & Aikman Personal Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits of the Plan for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003, is presented for the purpose additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all materials respects in relation to the basic financial statements taken as a whole.

                                                      /s/ KPMG LLP

Detroit, Michigan
June 25, 2004

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Collins & Aikman Personal Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Collins & Aikman Personal Savings Plan (the "Plan") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statements is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 26, 2003

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002

                                                        DECEMBER 31,       DECEMBER 31,
                                                            2003               2002
Assets
Investments
    Mutual funds                                       $  124,245,631     $   92,329,894
    Collective trust fund                                  49,417,381         50,467,959
    Common stock                                           48,812,998         45,051,362
    Participant loans receivable                            5,300,684          5,045,506
                                                       --------------     --------------
             Total investments                            227,776,694        192,894,721
Receivables
    Dividends receivable                                      254,088            305,218
    Employer contribution                                      41,443            139,827
    Participant contributions                                 572,572            763,832
                                                       --------------     --------------
             Total receivables                                868,103          1,208,877
                                                       --------------     --------------
             Total assets                                 228,644,797        194,103,598
                                                       --------------     --------------
Liabilities
    Accrued expenses                                           57,094             33,738
                                                       --------------     --------------
             Net assets available for benefits         $  228,587,703     $  194,069,860
                                                       ==============     ==============

               See accompanying notes to the financial statements

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                                                 YEAR ENDED
                                                              DECEMBER 31, 2003
Additions
Investment income:
    Net appreciation in fair value of investments              $    33,648,306
    Interest income                                                    512,891
    Dividend income                                                  4,856,388
                                                               ---------------
             Total investment income                                39,017,585
Contributions:
    Employer contributions                                           3,222,773
    Participant contributions                                       18,355,261
    Rollover contributions                                             829,112
                                                               ---------------
             Total contributions                                    22,407,146
                                                               ---------------
             Total additions                                        61,424,731
Deductions:
    Benefits paid to participants                                   26,517,685
    Administrative expenses                                            333,597
                                                               ---------------
             Total deductions                                       26,851,282
                                                               ---------------
Transfer to other plans                                                (55,606)
                                                               ---------------
             Net increase                                           34,517,843
Net assets available for benefits
    Beginning of year                                              194,069,860
                                                               ---------------
    End of year                                                $   228,587,703
                                                               ===============

               See accompanying notes to the financial statements

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF PLAN

      The following description of the Collins & Aikman Personal Savings Plan (the "Plan") provides only general information. For a more complete description of the plan provisions, participants should refer to the Plan agreement.

      GENERAL

      The Plan is a defined contribution plan in which all full time salaried, non union hourly and certain collectively bargained union employees are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, and is sponsored by Collins & Aikman Products Co. (the "Company"). On December 11, 2003, United Missouri Bank N.A. was replaced by J.P. Morgan Chase Bank (the "Trustee") as trustee of the plan. All assets were physically transferred to the custody of J.P. Morgan Chase Bank in January 2004. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators.

      PLAN AMENDMENTS

      The Company and its affiliates completed three acquisitions in 2001:
      Becker Group L.L.C. ("Becker"), was completed in July 2001; Joan Automotive Industries, Inc. and its affiliated yarn dyeing operation, Western Avenue Dyers, L.P. (collectively, "Joan"), was completed in September 2001; and Textron Automotive Company's automotive trim division ("TAC-Trim"), was completed in December 2001.

      The Plan was amended in 2003 to (i) reflect the eligibility of participants from Becker, Joan and TAC-Trim, (ii) allow TAC-Trim participants to continue to invest in Textron Inc. common stock through December 31, 2004 and (iii) reflect the merger of the Becker individual 401(k) plans into the Plan.

      Effective April 1, 2003, the Company amended the Plan to reflect a change in the matching contributions for salaried employees whose annual base salary is in excess of $60,000 from 0% to 50% for the first 5% of a participant's before tax compensation that has been contributed. This matching contribution is limited to a maximum of $1,500 per participant per plan year beginning after December 31, 2002. Also, effective January 1, 2003, the Company made a contribution, to each salaried employee whose annual base salary rate exceeded $60,000 as of March 31, 2003. The amount of the matching contribution was equal to 50% of the first 5% of a participants' before tax compensation for the period beginning January 1, 2003 and ending March 31, 2003 not to exceed $1,500.

      Effective May 31, 2003, the Company amended the Plan to reflect a change in the matching contributions for salaried and non-union hourly employees, except for certain non-union hourly employees at certain excluded locations. Effective May 31, 2003, the Company shall make no matching contributions with respect to any before tax savings contribution made on or after June 1, 2003. The Company shall, at the discretion of the board of directors, have the option to make matching contributions to participants on a pre tax basis.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

      CONTRIBUTIONS

      Effective January 1, 2003, participants may elect to make contributions to the Plan on a before-tax basis of up to 25% of eligible compensation and on an after-tax basis of up to 10% of eligible compensation. Percentages withheld from eligible compensation on behalf of an employee must be in multiples of 1% and cannot exceed 35% in the aggregate.

      The Company does not match contributions for salaried employees. There are separate provisions for union hourly. Generally, the Company matches contributions for hourly employees at 50% on the first 6% of a participant's before-tax compensation that has been contributed.

      All contributions made on behalf of a participant shall be invested as designated by the participant in multiples of 1% in investment funds offered by the Plan agreement.

      Participants have the option of selecting from various funds offered under the Plan for the purpose of investing their salary deferred contributions, after tax contributions and the Company's matching contributions.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


      PARTICIPANT ACCOUNTS

      Two participant contribution accounts and one Company contribution account are maintained for each participant to account for his or her balance in the Plan. The two participant contribution accounts consist of before-tax and after-tax contributions. The Company contribution account consists of Company matching contributions. The accounts for all participants are valued at their fair market value on the valuation date (on a daily basis) in accordance with the Plan agreement.

      Each participant's respective account is credited with the participant's contribution and an allocation of the Company's matching contribution (if applicable) and Plan earnings. Allocations are based on participant earnings, contributions or account balances as defined by the Plan. The benefit to which a participant is entitled is the balance of the participant's vested account.

      VESTING

      Participants are vested immediately in their contributions plus actual earnings thereon. Salaried and non-union hourly participants are fully vested in Company matching contributions after three years of service. Collectively Bargained Participants are fully vested in Company matching contributions after five years of service.

      PARTICIPANT LOANS

      Participants may elect to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their vested account balance in the Plan or $50,000. The loans are secured by the balance in the participant's account and bear interest rates that range from 4.75% to 10.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principle and interest are paid ratably through payroll deductions. Loans may have a maximum term of four years. Interest paid by the participant is credited to their individual participant accounts.

      PAYMENT OF BENEFITS

      On termination of service due to death, disability or retirement, a participant or participant's beneficiary may elect to receive a distribution equal to the value of their vested individual account as of the valuation date in either a lump sum amount or in periodic installments as outlined in the Plan agreement and as required under law. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

      FORFEITED ACCOUNTS

      Participants who terminate service without a fully vested interest, forfeit any nonvested balance in their Company contribution account balance as of the valuation date coincident with or following his or her termination of service. The forfeited funds will be applied to payment of administrative expenses, to the extent determined by the Administration Committee, and thereafter, any unallocated forfeitures may be allocated to the accounts of eligible participants or used to reduce the Company's future matching contributions. During 2003, $330,538 in forfeitures were available to be applied to the payment of administrative expenses and to reduce the Company's matching contributions. $310,242 in forfeitures were used to pay administrative expenses of the Plan. No forfeitures were used to pay Company Contributions during 2003.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      GENERAL

      The accompanying financial statements have been prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles. Administrative expenses, including compensation and expenses of the Trustee, are borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      The Plan's investments are stated at fair value and shares of mutual funds are valued at upon quoted market prices which represent the net asset values of shares held by the Plan at year end. Interest income is recognized on the accrual basis, and dividends are recognized on the ex-dividend date.

      Purchases and sales of securities are recorded on a trade-date basis. Net investment gain from mutual funds and common stock represents both realized and unrealized gains and losses.

      One investment option currently available to plan participants is the JP Morgan/American Century Stable Asset Fund. The fund consists of investments of assets of participating tax-qualified pension and profit sharing plans and related trusts, governmental plans, guaranteed investment contracts and cash or other readily marketable assets. The Fund may be party to guaranteed investment contracts, bank investment contracts and agreements to resell securities purchased as well as other collective stable value funds. Investment contracts are valued at contract value and investments in other stable value funds at cost, which represents contributions made plus interest accrued at the contract rate, less withdrawals. The trustee of the fund has determined that contract value approximates fair value. In determining that contract value approximates fair value, the trustee considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the investment contract to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than contract value.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

      USE OF ESTIMATES

      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

      PAYMENT OF BENEFITS

      Benefits are recorded when paid.

3.    INVESTMENTS

      The following investments represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002:

                                                                              2003            2002
J.P Morgan/American Century Stable Asset Fund
 (49,417,381 and 50,467,959 units, respectively)                           $49,417,381     $50,467,959
Textron Inc. common stock
 (759,598 and 937,868 shares, respectively)                                 43,345,906      40,321,766
J.P. Morgan/American Century Strategic Allocation: Moderate
 Fund (5,342,861 and 4,358,299 units, respectively)                         33,927,169      22,881,071
J.P. Morgan/American Century Ultra Fund
 (947,660 and 937,079 units, respectively)                                  25,255,128      19,847,342
J.P. Morgan/American Century Equity Index Fund
 (4,967,919 and 1,801,383 units, respectively)                              22,057,562      18,536,236
J.P. Morgan/American Century Income & Growth Fund
 (697,855 and 655,759 units, respectively)                                  19,330,597      14,256,209

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

      During 2003, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated as follows:

                                                                          2003
Mutual funds                                                          $ 22,461,251
Common stock                                                            11,187,055
                                                                      ------------
             Total                                                    $ 33,648,306
                                                                      ============

4.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments include shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the record-keeper for participants' current balances and activity and, therefore, these transactions qualify as party-in-interest transactions. Also, transactions to acquire shares of the Company's stock as an investment option to participants qualify as party-in-interest transactions. The Plan paid to the record keeper $292,070 in fees for record keeping services during the year ended December 31, 2003

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100% vested in their account balances in accordance with the Plan agreement.

6.    TAX STATUS

      The Plan received an updated determination letter from the Internal Revenue Service dated June 13, 2002, which covered amendments adopted through January 16, 1997 and proposed amendments through December 31, 2002, stating that the Plan was in accordance with applicable plan design requirements and qualified for tax exempt status. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of Internal Revenue Code.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              AT DECEMBER 31, 2003

(a)                  (b)                                      (c)                         (d)           (e)
                                              DESCRIPTION OF INVESTMENT INCLUDING
        IDENTITY OF ISSUER, BORROWER,        MATURITY DATE, RATE OF INTEREST, PAR &                   CURRENT
           LESSOR OR SIMILAR PARTY                       MATURITY VALUE                                VALUE
 *    J.P. Morgan/American Century        Stable Asset Fund: Collective Trust -
                                           49,417,381 units                                **      $  49,417,381
      Textron, Inc.                       Common Stock - 759,598 shares                    **         43,345,906
 *    J.P. Morgan/American Century        Strategic Allocation Fund: Moderate -
                                           5,342,861 units                                 **         33,927,169
 *    J.P. Morgan/American Century        Ultra Fund - 947,660 units                       **         25,255,128
 *    J.P. Morgan/American Century        JPMP Equity Index Fund - 4,967,919 units         **         22,057,562
 *    J.P. Morgan/American Century        Income & Growth Fund - 697,855 units             **         19,330,597
 *    J.P. Morgan/American Century        JPMP U.S. Small Co. Fund - 1,040,270 units       **          8,686,258
 *    J.P. Morgan/American Century        JPMP Bond Fund - 797,727 units                   **          7,881,541
 *    J.P. Morgan/American Century        International Growth Fund - 771,591 units        **          6,126,429
 *    Collins & Aikman Corporation        Common Stock - 1,261,442 shares                  **          5,467,092
      Charles Schwab & Co., Inc.          Self-directed investments - 980,944 units        **            980,947
 *    Participant Loans                   Interest rates range
                                           from 4.75% to 10.50%                            **          5,300,684
                                                                                                   -------------

                                                                                                   $ 227,776,694
                                                                                                   =============

* Represents a Party-in-interest to the Plan.

** Cost omitted for participant directed investments as permitted by ERISA.

                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
  23-1         Consent of Independent Registered Public Accounting Firm.

  23-2         Consent of Independent Registered Public Accounting Firm.

  99-1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. 1350(a) and (b)